UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-14536

PartnerRe Ltd.
(Exact name of registrant as specified in its charter)

Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM 08 Telephone +1 (441) 292-0888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)

Common Shares, $ 1.00 par value
(Title of each class of securities covered by this Form)

6.50% Series D Cumulative Redeemable Preferred Shares, $1.00 par value

7.25% Series E Cumulative Redeemable Preferred Shares, $1.00 par value

5.875% Series F Non-Cumulative Redeemable Preferred Shares, $1.00 par value

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, PartnerRe Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 30, 2016	By:	/s/ Marc Wetherhill
	Name:	Marc Wetherhill
	Title:	Chief Legal Counsel